Exhibit 99.1

February 28, 2014

Filed Via SEDAR

British Columbia Securities Commission	New Brunswick Securities Commission
Alberta Securities Commission	Nova Scotia Securities Commission
Saskatchewan Financial Services Commission	Prince Edward Island Securities Office
The Manitoba Securities Commission	Newfoundland and Labrador, Office of the Superintendent of Securities
Ontario Securities Commission	Yukon, Office of Superintendent of Securities
Autorité des marchés financiers	Northwest Territories, Office of Superintendent of Securities
Nunavut, Office of Superintendent of Securities

Dear Sirs:

Re:	Baytex Energy Corp. (the “Issuer”)

We are pleased to advise you of the details of the upcoming meeting of the holders of the Issuer:

CUSIP / ISIN:	07317Q105 / CA07317Q1054
Meeting Type:	Annual & Special Meeting
Meeting Date:	May 15, 2014
Record Date of Notice:	March 26, 2014
Record Date of Voting:	March 26, 2014
Beneficial Ownership Determination Date:	March 26, 2014
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Meeting Location:	Calgary, Alberta
Notice and Access – Registered Holders:	No
Stratification:	N/A
Stratification Type:	N/A
Notice and Access – Beneficial Holders:	Yes
Stratification:	No
Stratification Type:	N/A
Issuer Sending Material Directly To NOBOs:	No
Issuer Paying to Send Material to OBOs:	Yes

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 -101 regarding Shareholder Communication, in our capacity as the agent for the Issuer.

Yours truly,

VALIANT TRUST COMPANY

“Patricia Beaton”

Patricia (Trisha) Beaton
Manager - Account Administration, Client Services

cc: CDS & Co

Exhibit 99.1